Filed by SatixFy Communications Ltd. / Endurance Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Endurance Acquisition Corp.

Commission File No. 001-40810

Date: March 8, 2022

SatixFy, a Leader in Next-Generation Satellite Communication Systems, to Go Public via Combination with Endurance Acquisition Corp.

SatixFy is a vertically integrated fabless semiconductor chip company providing products based on in-house developed chips across the entire satellite communications value chain.

SatixFy customers include a list of significant players in the satellite telecom industry, such as Telesat, OneWeb, Airbus and others.

This transaction along with a recently completed capital raise will result in up to $350 million in gross proceeds assuming no trust redemptions, including a $29 million PIPE with participation from key institutional investors including Sensegain Group and Antarctica Capital, and a Committed Equity Facility of up to $75 million from CF Principal Investments LLC, an affiliate of Cantor Fitzgerald. In addition, the Company recently closed on an additional financial commitment of $55 million from Francisco Partners.

Transaction implies a pro forma implied equity value of the combined company at approximately $813 million.

Investor call is available at https://enduranceacquisition.com.

New York, NY and Rehovot, Israel – March 8, 2022 – SatixFy Communications Ltd. (“SatixFy”), a leader in next-generation satellite communication systems based on in-house developed chipsets, and Endurance Acquisition Corp. (“Endurance”) (NASDAQ: EDNC), a publicly traded special purpose acquisition company formed by an affiliate of Antarctica Capital, an international private equity firm with $2 billion of assets under management, announced today a definitive merger agreement that will result in SatixFy becoming a publicly listed company.

“Antarctica Capital formed Endurance to focus on space-based digital infrastructure companies,” said Endurance CEO Richard Davis. “SatixFy represents an exceptional opportunity as a technology enabler for space-based communications both to the ground and in-flight.”

SatixFy is a vertically integrated fabless semiconductor chip company providing products based on its own chipsets across the entire satellite communications value chain. The company designs its own chips, codes its own software and builds its own modem and digital beamforming antenna products that they then sell to leading satellite industry players like Telesat, OneWeb, ST iDirect and Airbus. SatixFy products provide a step function increase in performance that enables these customers to offer new and more powerful satellite-based services based on better optimized performance of the entire network.

For example, SatixFy’s Sx3099 ASIC is the only commercially available modem that can natively support the newest version of the DVB-S2X waveform standard featuring beam hopping, which is a key feature to unlock value for the next generation of Low Earth Orbit (LEO) satellite constellations. SatixFy’s Prime digital beamformer chips enable the creation of smart flat panel antennas for use in ground terminals or in satellite payloads and can form and dynamically steer a larger number of radio frequency spot beams, each of wider bandwidth with higher gain and less losses, than any competing solution.

SatixFy Co-Founder and CEO Yoel Gat has a 35-year history of creating value in the satellite sector, founding and growing prior successful companies such as Gilat Satellite Network and RaySat, Inc.

“We are selling the picks and shovels for the 21st Century’s gold rush in space,” said Mr. Gat. “The proceeds from this transaction will put us in position to quickly grow in what we see as a $20 billion 2029 market opportunity across several segments, including both ground terminals and payloads for Low Earth Orbit (LEO) broadband satellites, as well as commercial and business aircraft. We have high visibility to at least $40 million in 2022 revenue from contracts with existing customers. With the addition of the new available funds from this transaction the company is targeting strong business expansion, which will result in strong revenue growth with profitability expected in 2023 and beyond. Longer term we are well positioned to capitalize on other potentially large incremental opportunities.”

Transaction Overview

The transaction has been unanimously approved by the Board of Directors of Endurance, as well as the Board of Directors of SatixFy, and is subject to the satisfaction of customary closing conditions, including the approval of the stockholders of Endurance.

The combined entity will receive approximately $201 million from Endurance’s trust account, assuming no redemptions by Endurance’s public stockholders, as well as $29 million in gross proceeds from institutional investors participating in the transaction via a committed private placement investment (“PIPE”) including Sensegain Group and Antarctica Capital. Sensegain Group is a global investor focusing on value investments in TMT, Healthcare and Advanced Manufacturing sectors, with portfolio companies including Palantir, eToro and Synaptive. In addition, the Company has received a Committed Equity Facility of $75 million from CF Principal Investments LLC, an affiliate of Cantor Fitzgerald. Prior to the announcement of the transaction, SatixFy received $55 million from Francisco Partners, in the form of a secured term loan.

Additional information about the proposed transaction, including a copy of the business combination agreement and investor presentation, will be provided in Endurance’s Current Report on Form 8-K and in SatixFy’s registration statement on Form F-4 which will include a document that serves as a proxy statement of Endurance, referred to as a proxy statement/prospectus, each of which will be filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov.

Conference Call Information

An investor conference call and presentation discussing the transaction can be accessed by visiting https://enduranceacquisition.com. A transcript of the call will also be filed by Endurance with the SEC.

Advisors

Barclays Capital Inc. (“Barclays”) is serving as the exclusive financial advisor and acting as capital markets advisor to SatixFy. Truist Securities, Inc. is serving as financial advisor to Endurance and Cantor Fitzgerald is acting as capital markets advisor to Endurance. Barclays and Cantor Fitzgerald & Co. are also acting as placement agents on the PIPE. Davis Polk & Wardwell LLP and Gross & Co are representing SatixFy as legal counsel. Morrison & Foerster LLP and Meitar Liquornik Geva Leshem Tal are representing Endurance as legal counsel. DLA Piper LLP (US) is acting as placement agent counsel. King & Spalding LLP is acting as counsel to CF Principal Investments LLC in connection with the Committed Equity Facility.

About SatixFy

SatixFy is developing satellite communication modems with Software Defined Radio (SDR) and Electronically Steered Multi Beam Antennas (ESMA) to support the most advanced communications standards, such as DVB-S2X. SatixFy’s ASICs radically increase system performance and reduce the weight and power requirements of terminals, payloads and save real estate for gateway equipment. The company delivers the industry’s smallest VSATs and multi-beam electronically steered antenna arrays for a variety of mobile applications and services such as Connected Car, IoT, consumer broadband, in-flight connectivity, communications payloads, and more. The company was founded in 2012, and is headquartered in Rehovot, Israel with additional offices in the United States, United Kingdom and Bulgaria. (www.SatixFy.com).

About Endurance Acquisition Corp.

Endurance is a special purpose acquisition company formed by an affiliate of Antarctica Capital, an international private equity firm with $2 billion of assets under management, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The company was founded on April 23, 2021 and is headquartered in New York, NY.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Endurance for their consideration. SatixFy intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Endurance’s shareholders in connection with Endurance’s solicitation for proxies for the vote by Endurance’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SatixFy’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Endurance will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Endurance’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Endurance’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Endurance, SatixFy and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Endurance, without charge, at the SEC's website located at www.sec.gov or by directing a request to Endurance Acquisition Corp., 630 Fifth Avenue, 20th Floor, New York, NY 10111.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of SatixFy’s and Endurance’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SatixFy and Endurance. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against SatixFy or Endurance, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SatixFy or Endurance or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of SatixFy as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; SatixFy’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other epidemics; changes in the competitive environment affecting SatixFy or its customers, including SatixFy’s inability to introduce new products or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to SatixFy’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against SatixFy; the possibility that SatixFy or Endurance may be adversely affected by other economic, business and/or competitive factors; SatixFy's estimates of its financial performance; risks related to the fact that SatixFy is incorporated in Israel and governed by Israeli law; and those factors discussed in Endurance’s final prospectus dated September 14, 2021 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, in each case, under the heading “Risk Factors,” and other documents of Endurance filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SatixFy nor Endurance presently know or that SatixFy and Endurance currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SatixFy’s and Endurance’s expectations, plans or forecasts of future events and views as of the date of this press release. SatixFy and Endurance anticipate that subsequent events and developments will cause SatixFy’s and Endurance’s assessments to change. However, while SatixFy and Endurance may elect to update these forward-looking statements at some point in the future, SatixFy and Endurance specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SatixFy’s and Endurance’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

Endurance, SatixFy and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Endurance’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Endurance’s shareholders in connection with the proposed business combination will be set forth in Endurance’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Endurance’s directors and executive officers in Endurance’s final prospectus dated September 14, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts

For SatixFy:

Investor Contact:

Kevin Hunt

SatixFyIR@icrinc.com

Media Contact:

Helena Itzhak

Helena.itzhak@satixfy.com

Media Contact:

Brian Ruby

ICR Inc.

SatixFyPR@icrinc.com